March 24, 2020

Frank Abbott
Chief Financial Officer
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reed Road
Randfontein, South Africa, 1759

       Re: Harmony Gold Mining Company Limited
           Form 20-F for Fiscal Year Ended June 30, 2019
           Filed October 24, 2019
           File No. 001-31545

Dear Mr. Abbott:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:    Marian van der Walt